UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No.3)*

THE ARISTOTLE CORPORATION

(Name of Issuer)

Series I Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

040448-30-0

(CUSIP Number)

John J. Crawford
27 Elm Street
New Haven, CT 06510
(203) 786-4719

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Jon T. Hirschoff, Esq.
Finn Dixon & Herling LLP
One Landmark Square
Stamford, CT 06901
(203) 325-5000

May 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Crawford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 62,843

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 62,843

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,843

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The undersigned hereby supplements and amends the Schedule 13D, dated June 17, 2002, as previously amended by Amendment No. 1 to Schedule 13D, dated April 11, 2003, and Amendment No. 2 to Schedule 13D, dated July 30, 2003 (collectively, the “Statement”), each filed in connection with the Series I Preferred Stock, par value $.01 per share (“Series I Preferred Stock”), of The Aristotle Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 96 Cummings Point Road, Stamford, Connecticut 06902, as follows (reference is made to the Statement for previously reported facts):

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended to add the following:

“On May 22, 2006, the Reporting Person (the former CEO and a former director of the Company) entered into an agreement (the “Agreement”) with Geneve Corporation (“Geneve”), pursuant to which, among other things, the Reporting Person has agreed to vote in favor of a merger proposed by Geneve in a letter to the Company’s Board of Directors dated May 22, 2006 (the “Letter”), if the Proposed Merger (as defined below) is recommended by a special committee of the Company’s Board of Directors. In the letter, Geneve proposes to merge a subsidiary of Geneve into the Company, with the Company being the surviving entity in the merger (the “Proposed Merger”). Pursuant to the Proposed Merger, (i) all minority holders of the Company’s Common Stock and (ii) all holders of the Company’s Series I Preferred Stock would receive cash upon delivery of their shares following the effective date of the Proposed Merger. The Reporting Person currently holds 102,403 shares of the Company’s Common Stock and 62,843 shares of the Company’s Series I Preferred Stock. A copy of the Agreement is attached hereto as Exhibit A. Certain terms and conditions of the Proposed Merger are set forth in the Letter, a copy of which is attached as Item 7(i) to the Form SC 13D/A filed by Geneve on May 23, 2006.”

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended to modify the first paragraph as follows:

“The Reporting Person is the beneficial owner of and has the power to vote and dispose of 62,843 shares of Series I Preferred Stock which constitutes 5.7% of the outstanding shares of Series I Preferred Stock. The Reporting Person is also the beneficial owner and has the power to vote and dispose of 102,403 shares of Common Stock, which constitutes 0.6% of the outstanding shares of Common Stock.”

Item 5 of the Statement is further amended hereby to add the following:

“The approximate percentages of shares of Series I Preferred Stock and Common Stock reported as beneficially owned by the Reporting Person is based upon 1,100,122 shares of Series I Preferred Stock and 17,267,246 shares of Common Stock outstanding as of May 12, 2006, as reported in the Company’s Form 10-Q for the quarter ended March 31, 2006.

Between October 26, 2005 and November 8, 2005, the Reporting Person sold 2,700 shares of Series I Preferred Stock. These shares were sold on the public market at a price of $8.30 per share. This transaction was made by the Reporting Person in connection with the Reporting Person’s personal financial planning.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Agreement, dated May 22, 2006, by and between the Reporting Person and Geneve.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2006
Date
/s/ John J. Crawford
Signature

John J. Crawford
Name/Title

INDEX TO EXHIBITS

EXHIBIT A	Agreement, dated May 22, 2006, by and between the Reporting Person and Geneve (filed herewith).